RAO UES of Russia
101, bld 3 prospekt Vernadskogo
Moscow
Russia

3rd of May, 2005

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

Re: File Number 82-04077
RAO Unified Energy Systems of Russia
Reinstatement of Rule 12g3-2(b) exempt status

Further to our letter of November 10, 2004, we understand that our company has been dropped from the SEC 12g3-2(b) exempted company list.

We have contacted Elliott Staffin at the SEC in November 2004 and understood that we were dropped because we had not submitted our Annual Reports since the report dated 31st December 2000. Elliott Staffin noted that reinstatement of our exempted company status once we make the submissions of Annual Reports together with a formal request for reinstatement should be possible.

We have supplied under previous cover letter dated November 10, 2004 the necessary Annual Reports and hereby enclose the confirmation of having less than 300 registered U.S. investors required to have been furnished to you pursuant to our Rule 12g3-2(b) exempt status and confirm in good faith.

To the best of our knowledge:

(1) As of 28th April 2005, 208,419,700 shares, representing approximately 0,5% of the issued and outstanding shares of Unified Energy Systems of Russia, were held by approximately 141 U.S. record holders.

dls 9/7

(2) RAO Unified Energy Systems of Russia believes that RAO Unified Energy Systems of Russia's shares held by the U.S. record holders were acquired pursuant to the issuance of a Level I American Depositary Receipt facility.

(3) The information furnished under (1) above relating to the number of holders of equity securities resident in the United States has been established, to the extent known and without unreasonable effort or expense, on the basis of a Non-Objecting Beneficial Owner search, from public filings.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at +7 095 710 4781.

We hereby formally request reinstatement for our 12g3-2(b) exempted company status.

Very truly yours

Alexander Kolesnikov

Head of the shareholders equity
Department
RAO "UES of Russia"